

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-2613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

3 April 2008



08002899

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC
Mail Processing
Section

MAY 27 2008

Washington, DC
100

BY FAX/COURIER

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Non-Renounceable Offer for Sale by Resorts World Limited (an indirect wholly-owned subsidiary of Resorts World Bhd) of its entire equity interest in Genting International Public Limited Company ("GIPLC") to the Shareholders of Resorts World Bhd which enclosed a copy of GIPLC's announcement dated 2 April 2008 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
JUN 02 2008
THOMSON REUTERS

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

BURSA MALAYSIA

General Announcement

Initiated by **RESORTS WORLD - COMMON** on **02/04/2008 11:08:29 AM**
Ownership transfer to **RESORTS WORLD** on **02/04/2008 11:08:40 AM**
Submitted by **RESORTS WORLD** on **02/04/2008 04:58:22 PM**
Reference No **RW-080402-141C2**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MR TAN WOOI MENG
*** Designation**	GROUP COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type * Announcement

Subject *: RESORTS WORLD BHD ("RESORTS WORLD")

NON-RENOUNCEABLE OFFER FOR SALE BY RESORTS WORLD LIMITED ("RWL") (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD) OF ITS ENTIRE EQUITY INTEREST IN GENTING INTERNATIONAL PUBLIC LIMITED COMPANY ("GIPLC") TO THE SHAREHOLDERS OF RESORTS WORLD ("OFS")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the Prospectus issued by RWL for the OFS dated 18 March 2008.

Attached is the latest announcement made by GIPLC dated 2 April 2008 on the Singapore Exchange Securities Trading Limited ("SGX-ST")'s website for your information.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
080402 GIPLC - Announcement_Notice of AGM - 02 Apr 2008.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

We will post announcements made by GIPLC (on the SGX-ST's website) here on Bursa Malaysia Berhad's website from 18 March 2008 (being the date of the Prospectus for the OFS) up to 5.00 p.m. on 11 April 2008* (being the last time and date for acceptance, excess application and payment for the OFS) to assist entitled shareholders under the OFS in keeping abreast of developments relating to GIPLC and its subsidiaries.

** or such later date and time as the Boards of Directors of RWL and Resorts World, at their absolute discretion, may decide and announce not less than 2 market days before the original last date and time.*

© 2008 Bursa Malaysia Berhad. All rights reserved.

Genting International

GENTING INTERNATIONAL P.L.C.
(Incorporated in the Isle of Man with Limited Liability No. 24706C)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Twenty-Third Annual General Meeting of the Company will be held at Canning Room, Level 4, Swissotel The Stamford, 2 Stamford Road, Singapore 178882 on Friday, 25 April 2008 at 10.00 a.m.

ORDINARY BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2007 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To approve Directors' fees of S$504,308 (2006: S$444,835) for the financial year ended 31 December 2007. **(Resolution 2)**

3. To re-elect the following persons as Directors of the Company pursuant to Article 102 of the Articles of Association of the Company:

   (i) Tan Sri Lim Kok Thay **(Resolution 3)**
   (ii) Mr Tjong Yik Min **(Resolution 4)**

4. To appoint PricewaterhouseCoopers, Isle of Man as Auditors in place of PricewaterhouseCoopers, Singapore, the retiring auditors and to authorise the Directors to fix their remuneration. **(Resolution 5)**

SPECIAL BUSINESS

5. To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

   5.1 Proposed Share Issue Mandate.

   "THAT pursuant to the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit, provided that :

   (a) the aggregate number of shares to be issued pursuant to this resolution does not exceed 50% of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20% of the issued share capital of the Company;

   (b) for the purpose of determining the aggregate number of shares that may be issued under paragraph (a) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this resolution is passed, after adjusting for (i) new shares arising from the conversion or exercise of any convertible securities or share options which are outstanding at the time this resolution is passed, and (ii) any subsequent consolidation or subdivision of shares; and

   (c) unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or when it is required by law to be held, whichever is the earlier." **(Resolution 6)**

   5.2 Proposed Renewal of the Shareholders' Mandate.

   "THAT :

   (a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("Chapter 9") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are entities at risk (as the term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Notice of the Twenty-Third Annual General Meeting of the Company dated 2 April 2008 (the "Appendix") with any party who is of the class of interested persons described in the Appendix, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "Shareholders' Mandate") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this resolution." **(Resolution 7)**

6. To transact any other business of which due notice shall have been given.

By Order of the Board
DECLAN THOMAS KENNY
Secretary
2 April 2008

Registered Office : International House, Castle Hill, Victoria Road, Douglas, Isle of Man, IM2 4RB, British Isles.

Explanatory Notes on Businesses to be transacted:

a. Ordinary Resolution 5

- Under Section 12(1) of the Isle of Man Companies Act 1982 ("the 1982 Act") every company shall at each annual general meeting ("AGM") appoint an auditor or auditors to hold office from the conclusion of that AGM until the conclusion of the next AGM.
- Section 14(1) of the 1982 Act prescribes the qualifications for appointment as auditor which for the most part is membership of one or more institutes or associations of accountants and the Financial Supervision Commission of the Isle of Man may by order add or remove institutes or associations to those listed in this section.
- The aforesaid Section 14(1) includes the following persons as eligible for appointment as auditor of a company:
  A member of one of the following bodies of accountants:
  - the Institute of Chartered Accountants in England and Wales;
  - the Institute of Chartered Accountants of Scotland;
  - the Chartered Association of Certified Accountants;
  - the Institute of Chartered Accountants in Ireland;
  - the Chartered Institute of Public Finance and Accountancy; or
  - the Association of Authorised Public Accountants;

  A person who is an officer or servant of the company is disqualified from appointment as auditor of the company.
- Section 14(3) of the 1982 Act states that the aforesaid Section 14(1) shall not apply to a company liable to pay non resident company duty. Such a company can only be a "non resident company" within the meaning of the Non Resident Company Duty Act 1986 ("the 1986 Act")
- Isle of Man Non-Resident Companies were abolished with effect from 6 April 2007 when the 1986 Act was repealed.
- The abolition of the non resident company status implied that Section 14 of the 1982 Act will from 6 April 2007 apply to such companies. Thus, as from that date the auditor of every company incorporated in the Isle of Man which is required to appoint an auditor will have to have the qualifications listed in Section 14(1) of the 1982 Act and not be disqualified for any of the reasons set out in the remainder of Section 14 of that Act.
- Accordingly, the Directors have proposed that PricewaterhouseCoopers Isle of Man who satisfy the requirement of the 1982 Act be appointed as Auditors in place of the retiring auditors, PricewaterhouseCoopers Singapore.
- PricewaterhouseCoopers Singapore have confirmed that they are not aware of any professional reasons why PricewaterhouseCoopers Isle of Man should not accept appointment as Auditors of the Company.
- The Directors have confirmed that there were no disagreements with PricewaterhouseCoopers Singapore on accounting treatments within the last 12 months and that there are no other circumstances connected with the change of auditors that should be brought to the attention of shareholders.

b. Ordinary Resolution 6 if passed, will empower the Directors from the date of this Twenty-Third Annual General Meeting to the next Annual General Meeting to issue shares (whether by way of convertible securities or the grant of options carrying rights to subscribe for shares) in the Company. The number of shares which the Directors may issue pursuant to this Ordinary Resolution would not exceed fifty per cent (50%) of the issued share capital of the Company at the time this Ordinary Resolution is passed. For issues of shares other than on a pro-rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed twenty per cent (20%) of the total issued share capital of the Company at the time this Ordinary Resolution is passed.

c. Ordinary Resolution 7 if passed, will renew the Mandate to allow the Company, its subsidiaries and associated companies or any of them to enter into certain interested person transactions with persons who are considered "interested persons" (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited).

NOTES

1. A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. The form of proxy in the case of an individual shall be signed by the appointor or his attorney, and in the case of a corporation, either under its common seal or under the hand of an officer or attorney duly authorised.
3. If the form of proxy is returned without any indication as to how the proxy shall vote, the proxy will vote or abstain as he thinks fit.
4. If no name is inserted in the space for the name of your proxy on the form of proxy, the Chairman of the Meeting will act as your proxy.
5. The form of proxy or other instruments of appointment shall not be treated as valid unless deposited at the Registered Office, International House, Castle Hill, Victoria Road, Douglas, Isle of Man, IM2 4RB, British Isles, not less than 48 hours before the time appointed for holding the meeting and at any adjournment thereof.
6. For depositors holding their shares through The Central Depository (Pte) Limited in Singapore, the Directors have determined that it is more practicable for the depositor proxy form to be delivered to, collected, collated, reviewed and checked at the Share Transfer Agent's Office in Singapore, M&C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, and as such will be counted as valid in regards to this meeting pursuant to Article 94 of the Company's Articles of Association. The depositor proxy form, duly completed, must be deposited by the depositor(s) at the abovementioned office of the Share Transfer Agent in Singapore not less than 48 hours before the commencement of the Meeting.



RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-2613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

10 April 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Non-Renounceable Offer for Sale by Resorts World Limited (an indirect wholly-owned subsidiary of Resorts World Bhd) of its entire equity interest in Genting International Public Limited Company ("GIPLC") to the Shareholders of Resorts World Bhd which enclosed a copy of GIPLC's announcement dated 9 April 2008 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

BURSA MALAYSIA

General Announcement

Initiated by **RESORTS WORLD - COMMON** on **09/04/2008 05:54:05 PM**
Submitted by **RESORTS WORLD** on **09/04/2008 06:13:23 PM**
Reference No **RW-080409-66421**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MR TAN WOOI MENG
*** Designation**	GROUP COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type * Announcement

Subject *: RESORTS WORLD BHD ("RESORTS WORLD")

NON-RENOUNCEABLE OFFER FOR SALE BY RESORTS WORLD LIMITED ("RWL") (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD) OF ITS ENTIRE EQUITY INTEREST IN GENTING INTERNATIONAL PUBLIC LIMITED COMPANY ("GIPLC") TO THE SHAREHOLDERS OF RESORTS WORLD ("OFS")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the Prospectus issued by RWL for the OFS dated 18 March 2008.

Attached is the latest announcement made by GIPLC dated 9 April 2008 on the Singapore Exchange Securities Trading Limited ("SGX-ST")'s website for your information.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Increase400MillionRWS.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

We will post announcements made by GIPLC (on the SGX-ST's website) here on Bursa Malaysia Berhad's website from 18 March 2008 (being the date of the Prospectus for the OFS) up to 5.00 p.m. on 11 April 2008* (being the last time and date for acceptance, excess application and payment for the OFS) to assist entitled shareholders under the OFS in keeping abreast of developments relating to GIPLC and its subsidiaries.

** or such later date and time as the Boards of Directors of RWL and Resorts World, at their absolute discretion, may decide and announce not less than 2 market days before the original last date and time.*

© 2008 Bursa Malaysia Berhad. All rights reserved.



Genting International Public Limited Company
(Incorporated in the Isle of Man No. 24706C)

ANNOUNCEMENT

The Board of Directors of Genting International P.L.C. ("the Company") is pleased to announce the following :

(a) INCREASE IN INVESTMENT IN RESORTS WORLD AT SENTOSA PTE LTD

The Company has through its wholly-owned subsidiary, Star Eagle Holdings Limited ("Star Eagle"), increased its investment in Resorts World at Sentosa Pte. Ltd. ("RWS"), a wholly-owned subsidiary of Star Eagle from 1,100,000,000 ordinary shares to 1,500,000,000 ordinary shares by way of subscription of an additional 400,000,000 new ordinary shares for a cash consideration of S$400,000,000.

RWS was incorporated in Singapore in 2005. On 8 December 2006, RWS was awarded the right to develop an integrated resort project on Sentosa Island by the Singapore Government.

Financial Effects

The additional investment in RWS is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the Company for the financial year ending 31 December 2008.

Directors' and Substantial Shareholders' Interests

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the above investment other than through their respective shareholdings in the Company.

(b) USE OF PROCEEDS FROM THE RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE OF 3,611,360,700 NEW ORDINARY SHARES OF US$0.10 EACH IN THE CAPITAL OF THE COMPANY AT AN ISSUE PRICE OF S$0.60 PER SHARE ON THE BASIS OF THREE (3) RIGHTS SHARES FOR EVERY FIVE (5) EXISTING SHARES HELD ("RIGHTS ISSUE")

Part of the proceeds from the Rights Issue has been used to pay for the subscription of 400 million new ordinary shares in the capital of RWS by Star Eagle amounting to S$400 million as referred to in (a) above.

For and on behalf of the Board of
GENTING INTERNATIONAL PUBLIC LIMITED COMPANY

Mr Justin Tan Wah Joo
Managing Director
9 April 2008



RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-2613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

25 April 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad on behalf of the Company dated 23 April 2008, in respect of the Non-Renounceable Offer for Sale by Resorts World Limited (an indirect wholly-owned subsidiary of Resorts World Bhd) of ordinary shares of USD0.10 each in Genting International Public Limited Company to the Shareholders of Resorts World Bhd for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Transfer of Offer Shares and Excess Offer Shares

Barring any unforeseen circumstances, RWL expects the Offer Shares validly accepted and Excess Offer Shares successfully applied for (as the case may be) by Entitled Shareholders to be transferred into the respective securities accounts in accordance with the option chosen by the Entitled Shareholders as stated in the OAF on or about 30 April 2008.

In addition, notice of allocation will be despatched by the Share Registrar to the Entitled Shareholders (at their own risk) by ordinary post at their addresses as shown in Resorts World's Register of Members or Record of Depositors by 5 May 2008.

Refund

In respect of any acceptance and/or excess application which is invalid or unsuccessful or partially successful, the amount paid on such acceptance/excess application will be refunded to the Entitled Shareholders without interest by way of cheque which is expected to be despatched by ordinary post to the Entitled Shareholders (at their own risk) at their addresses as shown in Resorts World's Register of Members or Record of Depositors by 5 May 2008.

This announcement is dated 23 April 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.pdf



Form Version 2.0

General Announcement

Initiated by MB_CIMB3 on 23/04/2008 06:52:07 PM
Submitted by MB_CIMB3 on 23/04/2008 07:09:39 PM
Reference No MM-080423-67927
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Main Board/ Second Board Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**CIMB INVESTMENT BANK BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**RESORTS WORLD BHD**
*	Stock name	:	**RESORTS**
*	Stock code	:	**4715**
*	Contact person	:	**KUAN SOOK CHENG**
*	Designation	:	**EXECUTIVE**
*	Contact number	:	**03-2084 6584**
	E-mail address	:	**sookcheng.kuan@cimb.com**
*	Type	:	**Announcement**
*	Subject :		

RESORTS WORLD BHD ("RESORTS WORLD")

NON-RENOUNCEABLE OFFER FOR SALE BY RESORTS WORLD LIMITED ("RWL") (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD) OF ORDINARY SHARES OF USD0.10 EACH IN GENTING INTERNATIONAL PUBLIC LIMITED COMPANY ("OFFER SHARES") TO THE SHAREHOLDERS OF RESORTS WORLD ("OFS")

* **Contents :-**

Unless otherwise stated, all definitions shall have the same meaning as those stated in RWL's Prospectus dated 18 March 2008.

We refer to the announcements dated 28 February 2008 in relation to the OFS. On behalf of Resorts World, we wish to announce the following:

Results of acceptance/excess application under the OFS

As at 5.00 p.m. on 11 April 2008 (being the last time and date for acceptance/excess application and payment for the Offer Shares under the OFS), RWL has received a total valid acceptances and excess applications for 941,025,005 Offer Shares. This represents approximately 1.585 times of the total Offer Shares made available under the OFS as detailed in **Table 1**.

Basis of allocation for excess application

The Boards of Directors of RWL and Resorts World ("**Boards**") have decided to allocate the Excess Offer Shares to the Entitled Shareholders who applied for Excess Offer Shares, on a pro-rata basis based on the Entitled Shareholders' shareholdings in Resorts World as at the Entitlement Date.

The allocation of the Excess Offer Shares will be made in a fair and equitable manner, where the said allocation basis will apply to all Entitled Shareholders who validly applied for the Excess Offer Shares, and as the Boards deem expedient.

Table 1: Details of valid acceptances and excess applications

	No. of Offer Shares	%
Acceptances	475,427,621	80.08
Excess applications	465,597,384	78.42
Total acceptances and excess applications	941,025,005	158.50
Total number of Offer Shares made available under the OFS	593,719,711	100.00



RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-2613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

8 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Announcements by the Company pertaining to the:

  (a) Resignation of Company Secretary

  (b) Appointment of Company Secretary

(ii) Announcement made by CIMB Investment Bank Berhad on behalf of the Company in respect of the Proposed renewal of the authority for Resorts World Bhd to purchase its own shares and Proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998.

(iii) Announcement made by CIMB Investment Bank Berhad on behalf of the Company in respect of the Non-Renounceable Offer for Sale by Resorts World Limited (an indirect wholly-owned subsidiary of Resorts World Bhd) of ordinary shares of USD0.10 each in Genting International Public Limited Company to the shareholders of Resorts World Bhd.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

BURSA MALAYSIA

Change Of Company Secretary

Initiated by **RESORTS WORLD - COMMON** on **30/04/2008 10:05:04 AM**
Ownership transfer to **RESORTS WORLD** on **30/04/2008 10:05:12 AM**
Submitted by **RESORTS WORLD** on **30/04/2008 05:21:56 PM**
Reference No **RW-080430-B7345**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of change *	01/05/2008
Type of change *	Resignation
Designation *	Secretary
License no.	MIA Membership No. 5002 (RA)
Name *	Mr Tan Wooi Meng
Working experience and occupation during past 5 years	
Remarks	

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Change Of Company Secretary

Initiated by **RESORTS WORLD - COMMON** on **30/04/2008 10:05:04 AM**
Ownership transfer to **RESORTS WORLD** on **30/04/2008 10:05:12 AM**
Submitted by **RESORTS WORLD** on **30/04/2008 05:21:56 PM**
Reference No **RW-080430-B7350**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of change *	01/05/2008
Type of change *	Appointment
Designation *	Secretary
License no.	MAICSA No. 7001361
Name *	Ms Loh Bee Hong
Working experience and occupation during past 5 years	Ms Loh Bee Hong has more than 18 years of experience in company secretarial services. She joined the Hong Leong Group in 1990 and assumed various positions within the Secretarial Departments of the Hong Leong Group, the last being the Company Secretary of Hong Leong Financial Group Berhad (Group).
Remarks	

© 2008 Bursa Malaysia Berhad. All rights reserved.



Form Version 2.0

General Announcement

Initiated by **MB_CIMB3** on **02/05/2008 12:02:54 PM**
Submitted by **MB_CIMB3** on **02/05/2008 12:28:02 PM**
Reference No **MM-080502-43374**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Main Board/ Second Board Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**CIMB INVESTMENT BANK BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**RESORTS WORLD BHD**
*	Stock name	:	**RESORTS**
*	Stock code	:	**4715**
*	Contact person	:	**ELAINE LAM**
*	Designation	:	**ASSISTANT MANAGER**
*	Contact number	:	**03-2084 9865**
	E-mail address	:	**elaine.lam@cimb.com**
*	Type	:	**Announcement**

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

- **PROPOSED RENEWAL OF THE AUTHORITY FOR RESORTS WORLD TO PURCHASE ITS OWN SHARES**
- **PROPOSED EXEMPTION UNDER PRACTICE NOTE 2.9.10 OF THE MALAYSIAN CODE ON TAKE-OVERS AND MERGERS, 1998 ("CODE")**

* **Contents :-**

At the last Annual General Meeting of Resorts World held on 21 June 2007, the shareholders of Resorts World approved the renewal of the authority for Resorts World to purchase its own shares. Such authorisation will expire at the conclusion of Resorts World's forthcoming Annual General Meeting.

On behalf of Resorts World's Board of Directors, we wish to announce that Resorts World intends to seek the approval of its shareholders for the proposed renewal of the authority for Resorts World to purchase and/or hold its own shares (of an aggregate amount of up to 10% of Resorts World's prevailing issued and paid-up share capital at any time) ("**Proposed Share Buy-Back Renewal**") at a general meeting to be convened ("**General Meeting**").

As Genting Berhad ("**Genting**") holds directly approximately 48.37% of the voting shares in Resorts World, and together with the persons acting in concert with it ("**PACs**"), collectively hold approximately 48.47% of the voting shares in Resorts World as at 31 March 2008, the purchase by Resorts World of its own shares (pursuant to the Proposed Share Buy-Back Renewal) may trigger an obligation by Genting and the PACs to undertake a mandatory take-over offer on the remaining voting shares in Resorts World under the Code. In this regard, Genting and the PACs intend to apply to the Securities Commission ("**SC**") for an exemption under Practice Note 2.9.10 of the Code ("**Proposed Exemption**"). Pursuant to the Code, the SC may consider granting the Proposed Exemption if the approval of the independent shareholders of Resorts World is obtained, and accordingly, Resorts World proposes to table the Proposed Exemption together with the Proposed Share Buy-Back Renewal at the General Meeting.

The Proposed Exemption and Proposed Share Buy-Back Renewal are inter-conditional.

A statement containing the details of the Proposed Share Buy-Back Renewal and Proposed Exemption will be despatched to Resorts World's shareholders in due course.

This announcement is dated 2 May 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Created by	MB_CIMB3/EDMS/KLSE	02/05/2008 12:02:54 PM
Last 5 edit	MB_CIMB3	02/05/2008 12:30:25 PM
	MB_CIMB3	02/05/2008 12:30:24 PM
	MB_CIMB3	02/05/2008 12:30:24 PM
	MB_CIMB3	02/05/2008 12:04:57 PM

BURSA MALAYSIA

General Announcement

Initiated by MB_CIMB3 on 02/05/2008 04:47:41 PM
Submitted by MB_CIMB3 on 02/05/2008 06:10:20 PM
Reference No MM-080502-04FDB
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	KUAN SOOK CHENG
*** Designation**	EXECUTIVE
*** Contact number**	03-2084 6584
E-mail address	sookcheng.kuan@cimb.com

Type *	Announcement
Subject *:	RESORTS WORLD BHD ("RESORTS WORLD") NON-RENOUNCEABLE OFFER FOR SALE BY RESORTS WORLD LIMITED (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD) OF ORDINARY SHARES OF USD0.10 EACH IN GENTING INTERNATIONAL PUBLIC LIMITED COMPANY ("OFFER SHARES") TO THE SHAREHOLDERS OF RESORTS WORLD ("OFS")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement dated 23 April 2008 in relation to the OFS.

On behalf of Resorts World, we wish to announce that the Offer Shares have been successfully transferred on 30 April 2008 into the respective securities account in accordance with the option chosen by the entitled shareholders (whose acceptances and/or excess applications are valid and successful) as stated in their Offer Acceptance Form and the notices of allocation to the entitled shareholders will be despatched by 5 May 2008.

Based on the above, we wish to inform that the OFS has completed.

This announcement is dated 2 May 2008.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

22 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Entitlements (Notice of Book Closure) - Final Dividend.

2. General Announcement - Twenty-Eighth Annual General Meeting.

3. General Announcement - Proposed Amendments to the Articles of Association of the Company.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

website: http://www.genting.com.my email: rwbinfo@genting.com.my

BURSA MALAYSIA

General Announcement

Initiated by **RESORTS WORLD - COMMON** on **21/05/2008 04:55:18 PM**
Ownership transfer to **RESORTS WORLD** on **21/05/2008 04:55:24 PM**
Submitted by **RESORTS WORLD** on **21/05/2008 05:54:09 PM**
Reference No **RW-080521-10213**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type * **Announcement**

Subject *:
RESORTS WORLD BHD ("RWB" or "the Company")
- PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY ("Proposed Amendments")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
The Board of Directors of RWB wishes to announce that it intends to seek the approval of its shareholders for the Proposed Amendments at its forthcoming Twenty-Eighth Annual General Meeting.

The Proposed Amendments are to streamline the Company's Articles of Association with the Listing Requirements of Bursa Malaysia Securities Berhad and other prevailing statutory and regulatory requirements as well as to update the Articles of Association, where relevant, for clarity and consistency.

A Statement to Shareholders containing the details of the Proposed Amendments to the Company's Articles of Association will be despatched together with the Company's Annual Report for 2007.

For and on behalf of the Board of Directors
TAN SRI LIM KOK THAY
CHAIRMAN AND CHIEF EXECUTIVE
RESORTS WORLD BHD
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Entitlements (Notice of Book Closure)

Initiated by **RESORTS WORLD - COMMON** on **21/05/2008 01:23:21 PM**
Ownership transfer to **RESORTS WORLD** on **21/05/2008 01:23:32 PM**
Submitted by **RESORTS WORLD** on **21/05/2008 05:54:09 PM**
Reference No **RW-080521-D9ABF**
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company		
Entitlement date *	30/06/2008	
Entitlement time *	04:00:00 PM	
Entitlement subject *	Final Dividend	
Entitlement description *	Final Dividend of 3.6 sen less 26% tax per ordinary share of RM0.10 each.	
Period of interest payment	to	
Financial Year End	31/12/2007	
Share transfer book & register of members will be closed from	to	
(both dates inclusive) for the purpose of determining the entitlements		
Registrar's name ,address, telephone no *	GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur Tel: 03-21782266	
Payment date	18/07/2008	
A depositor shall qualify for the entitlement only in respect of:		
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers *	30/06/2008	
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit		
c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.		
Number of new shares/securities issued (units) (If applicable)		
Entitlement indicator *	RM	
Entitlement in RM (RM) *	0.036	
Remarks		

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

General Announcement

Initiated by **RESORTS WORLD - COMMON** on **21/05/2008 04:37:36 PM**
Ownership transfer to **RESORTS WORLD** on **21/05/2008 04:37:49 PM**
Submitted by **RESORTS WORLD** on **21/05/2008 05:54:09 PM**
Reference No **RW-080521-F636D**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type * Announcement

Subject *: RESORTS WORLD BHD ("RWB" or "the Company")
- TWENTY-EIGHTH ANNUAL GENERAL MEETING

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
The Board of Directors of RWB is pleased to announce that the Twenty-Eighth Annual General Meeting of the Company will be convened and held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Monday, 23 June 2008 at 10.30 a.m. to transact the ordinary and special businesses of the Company.

For and on behalf of the Board of Directors
TAN SRI LIM KOK THAY
CHAIRMAN AND CHIEF EXECUTIVE
RESORTS WORLD BHD

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2008 Bursa Malaysia Berhad. All rights reserved.

END